DLA Piper Rudnick Gray Cary US LLP

6225 Smith Avenue

Baltimore, Maryland 21209-3600

T 410.580.3000

F 410.580.3001

W www.dlapiper.com

R.W. SMITH, JR.

jay.smith@dlapiper.com

T 410.580.4266    F 410.580.3266

June 15, 2006

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sizeler Property Investors, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-09349

Dear Ms. van Doorn:

This letter is submitted on behalf of Sizeler Property Investors, Inc. (the “Company”) in response to the comment letter you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), as set forth in your letter to Guy M. Cheramie dated June 1, 2006 (the “Comment Letter”). The response to the Staff’s comment is set forth below. For your convenience, your comment is reproduced in bold below, together with the Company’s response.

Item 7. Management’s Discussion and Analysis, page 20

Results of Operations, page 22

1.	Staff Comment: We have reviewed your response to comment #3. Please confirm that in future filings you will provide the disclosures related to changes in the carrying amount of goodwill during the period and goodwill impairment required by paragraphs 45 and 47 of SFAS 142, respectively.

Company Response: As described in the “Significant Accounting Policies” included in the Notes to the Company’s Consolidated Financial Statements in the Form 10-K, the Company has historically taken into account the disclosure requirements of SFAS 142. The Company would

Linda van Doorn

U.S. Securities and Exchange Commission

June 15, 2006

like to highlight to the Staff that it currently does not have any goodwill. However, pursuant to the Comment Letter, the Company hereby confirms that in future filings, it will continue to analyze its disclosure and reporting obligations for any transactions entered into after the date of this letter giving rise to goodwill to determine whether disclosure of changes in the carrying amount of goodwill during the period and goodwill impairment required by paragraph 45 and 47 of SFAS 142, respectively, is required.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that our response to your comment addresses the issue raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4266 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ R. W. Smith, Jr.
R. W. Smith, Jr.

cc:	Mr. Thomas A. Masilla, Jr.
Mr. Guy M. Cheramie
Eric C. McPhee, Staff Accountant, Division of Corporation Finance